UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF SEPTEMBER 2003

Commission file number 0 - 9079

REVENUE PROPERTIES COMPANY LIMITED
(Incorporated under the laws of Ontario, Canada)
THE COLONNADE, SUITE 300
131 BLOOR STREET WEST
TORONTO, ONTARIO, CANADA M5S 1R1
Tel: (416) 963-8100    Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __x__

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED
“Antony K. Stephens”

October 24, 2003	Antony K. Stephens President
“Paul Miatello”

October 24, 2003	Paul Miatello Vice-president, Finance

Revenue Properties Company Limited The Colonnade Suite 300, 131 Bloor Street West Toronto, Ontario M5S 1R1 Tel: (416) 963-8100 Fax: (416) 963-8512 http://www.revprop.com

NOTICE OF CHANGE OF AUDITOR

September 24, 2003

KPMG LLP
Commerce Court West, Suite 3300
199 Bay Street
Toronto, Ontario
M5L 1B2

Attention: Ms. Cheryl Robinson

Ernst & Young LLP
Ernst & Young Tower
TD Centre, Box 251
Toronto, Ontario
M5K 1J7

Attention: Bruce J. Barraclough

Dear Sirs:

Re:	Revenue Properties Company Limited (the “Company”) Notice of Change of Auditor

        Notice is hereby given that KPMG LLP, the auditors of the Company, have tendered their resignation and the Directors, by resolution passed on September 24, 2003, have appointed Ernst & Young LLP, effective on September 24, 2003 as successor auditors in their place. In addition:

1.	there have been no reservations in the auditors’ reports issued by KPMG LLP relating to the annual financial statements of the Company for the two (2) fiscal years preceding the date of this notice or for any period subsequent to the most recently completed period for which an audit was issued;

2.	the Directors of the Company have approved and accepted the resignation of KPMG LLP and have approved the appointment of Ernst & Young LLP in their place; and

3.	in the opinion of the Directors, no reportable events as contemplated in National Policy 31 occurred prior to the resignation of KPMG LLP.

As required by National Policy 31, we request that you respond by letter to the relevant securities administrators and to the Company, stating whether or not you agree with the information contained in this Notice. Please provide your response within 20 days of the date of this Notice.

Yours truly,

REVENUE PROPERTIES COMPANY LIMITED

“Paul Miatello” Paul Miatello Chief Financial Officer

•	Ernst & Young LLP	•	Phone: 416 864-1234
	Chartered Accountants		Fax: 416 864-1174
Ernst & Young Tower
P.O. Box 251, 222 Bay St.
Toronto-Dominion Centre
Toronto, Canada M5K 1J7

October 9, 2003

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Saskatchewan Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission

Dear Sirs/Mesdames:

Re:	Notice of Change of Auditors dated September 24, 2003 with respect to Revenue Properties Company Limited

With respect to the above-noted Notice of Change of Auditors and pursuant to National Policy No. 31, we have read the Notice of Change of Auditors for Corporation and, based on our knowledge of the information at this date, we agree with its contents.

Yours sincerely,

“Ernst & Young LLP”

Ernst & Young LLP

c.c.	The Board of Directors, Revenue Properties Company Limited Paul Miatello, Chief Financial Officer

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

Ontario Securites Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

October 6, 2003

Dear Sirs:

Re: Revenue Properties Company Limited (the “Company”)

Please be advised that, in connection with National Policy 31, we hereby notify you that we have read the Company’s Notice of Change of Auditor dated September 24, 2003 and, based on our knowledge at this time, we are in agreement with the statements contained in said notice.

“KPMG LLP ”

KPMG LLP

Chartered Accountants

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Financial Services Commission

October 6, 2003

Dear Sirs/Mesdames:

Re:	Revenue Properties Company Limited (the “Company”)

Please be advised that, in connection with National Policy 31, we hereby notify you that we have read the Company’s Notice of Change of Auditor dated September 24, 2003 and, based on our knowledge at this time, we are in agreement with the statements contained in said notice.

Yours very truly,

“KPMG LLP ”

KPMG LLP

Chartered Accountants

Toronto, Canada

Revenue Properties Company Limited The Colonnade Suite 300, 131 Bloor Street West Toronto, Ontario M5S 1R1 Tel: (416) 963-8100 Fax: (416) 963-8512 http://www.revprop.com

October 24, 2003

CONFIRMATION OF DIRECTOR REVIEW OF NOTICE
AND RESPONSE LETTER

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	Revenue Properties Company Limited (the “Company”)
RE:	Change of Auditors

Reference is made to the Notice of Change of Auditor dated September 24, 2003 from the Company (the “Notice”), as well as two letters from KPMG LLP dated October 6, 2003 (the “KPMG Letters”) written as former auditors of the Company and a letter from Ernst & Young LLP dated October 9, 2003 (the “Successor Letter”) written as the successor auditor of the Company.

I hereby confirm that the Notice, the KPMG Letters and the Successor Letter have been reviewed by the Directors of the Company.

Yours truly,
REVENUE PROPERTIES COMPANY LIMITED

“Paul Miatello”

Paul Miatello
Chief Financial Officer